                              File No. 001-13252

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              ___________________


                                   FORM 11-K

                                  (Mark One)

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                    For the plan year ended March 31, 2000

                                       OR

            [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from  ____ to ____

       A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

                      McKesson HBOC, Inc. Profit-Sharing
                           Investment Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              McKesson HBOC, Inc.
                                McKesson Plaza
                                One Post Street
                            San Francisco, CA 94104
                                (415) 983-8300

McKESSON HBOC, INC.
PROFIT-SHARING INVESTMENT PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND EXHIBIT

TABLE OF CONTENTS
------------------------------------------------------------------------------
                                                                          Page
INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
 ENDED MARCH 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                          4-12

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
 ENDED MARCH 31, 2000:

   Schedule of Assets Held for Investment Purposes                          13

   Schedule of Reportable Transactions                                      14

EXHIBIT:

23.1     Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT


McKesson HBOC, Inc. Profit-Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the McKesson HBOC, Inc. Profit-Sharing Investment Plan (the "Plan"), as of March 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
San Francisco, California
September 18, 2000

McKESSON HBOC, INC.
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2000 AND 1999 (in 000's)

-----------------------------------------------------------------------------------------------------------------

                                                                                 2000
-----------------------------------------------------------------------------------------------------------------
                                                       Participant               Non-Participant
                                                         Directed                   Directed          Profit-
                                                   ----------------------    ----------------------
                                                                 Plan's                               Sharing
                                                       HBOC     Share of      Company    Company     Investment
                                                       Fund      Master        Stock    Investment     Plan
                                                       Group      Trust         Fund       Fund        Total
ASSETS:
  Cash and cash equivalents                                     $ 22,681     $     979  $       1   $   23,661

  Investments at fair market value:
    Institutional commingled funds                               294,514                  157,281      451,795
    Registered investment funds                       $186,417                                         186,417
    McKesson HBOC, Inc. common stock:
      Allocated stock                                   32,553                 230,732                 263,285
      Unallocated stock                                                        152,030                 152,030
    Participant loans                                    3,430    12,264                                15,694
    Money market                                        11,230                                          11,230
  Investments at contract value:
    Guaranteed investment contracts                      2,801    70,713                                73,514
                                                      --------  --------     ---------  ---------   ----------

           Total investments                           236,431   377,491       382,762    157,281    1,153,965
                                                      --------  --------     ---------  ---------   ----------
Receivables:
    Contributions                                        2,855     1,081                                 3,936
    Dividends                                                                    1,099                   1,099
    Interest                                                         452             5                     457
    Interfund balances                                               995          (469)      (526)           -
    Loan repayment receivable                                        130                                   130
    Receivable from affiliated profit-sharing plans
                                                      --------  --------     ---------  ---------   ----------

           Total receivables                             2,855     2,658           635       (526)       5,622
                                                      --------  --------     ---------  ---------   ----------

           Total assets                                239,286   402,830       384,376    156,756    1,183,248
                                                      --------  --------     ---------  ---------   ----------

LIABILITIES:
  Drafts payable                                                     902                                   902
  Asset management fees payable                                      276                                   276
  Line of credit                                                                 8,000                   8,000
  ESOP promissory notes payable                                                 91,923                  91,923
  Dividends payable                                                                420                     420
  Accrued interest expense                                                       3,084                   3,084
  Payable to affiliated profit-sharing plans                          21                                    21
                                                      --------  --------     ---------  ---------   ----------

           Total liabilities                                 -     1,199       103,427          -      104,626
                                                      --------  --------     ---------  ---------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                     $239,286  $401,631      $280,949  $ 156,756   $1,078,622
                                                      ========  ========     =========  =========   ==========





---------------------------------------------------------------------------------------------------------

                                                                            1999
                                                    ----------------------------------------------------
                                                      Participant       Non-Participant
                                                        Directed           Directed           Profit-
                                                     --------------- -----------------------
                                                         Plan's                               Sharing
                                                        Share of      Company    Company     Investment
                                                         Master        Stock    Investment     Plan
                                                          Trust         Fund       Fund        Total
ASSETS:
  Cash and cash equivalents                             $ 10,013    $    8,845   $       6   $   18,864

  Investments at fair market value:
    Institutional commingled funds                       245,921                   152,743      398,664
    Registered investment funds
    McKesson HBOC, Inc. common stock:
      Allocated stock                                                  822,297                  822,297
      Unallocated stock                                                455,145                  455,145
    Participant loans                                     13,216                                 13,216
    Money market
  Investments at contract value:
    Guaranteed investment contracts                       91,243                                 91,243
                                                        --------    ----------   ---------   ----------

           Total investments                             350,380     1,277,442     152,743    1,780,565
                                                        --------    ----------   ---------   ----------
  Receivables:
    Contributions                                          1,181                                  1,181
    Dividends                                                            1,164                    1,164
    Interest                                                 477                                    477
    Interfund balances                                       488          (688)        200
    Loan repayment receivable                                161                                    161
    Receivable from affiliated profit-sharing plans           90                                     90
                                                        --------    ----------   ---------   ----------

           Total receivables                               2,397           476         200        3,073
                                                        --------    ----------   ---------   ----------

           Total assets                                  362,790     1,286,763     152,949    1,802,502
                                                        --------    ----------   ---------   ----------

LIABILITIES:
  Drafts payable
  Asset management fees payable                              903                                    903
  Line of credit                                                        13,500                   13,500
  ESOP promissory notes payable                                        102,016                  102,016
  Dividends payable                                                        943                      943
  Accrued interest expense                                               3,439                    3,439
  Payable to affiliated profit-sharing plans
                                                        --------    ----------   ---------   ----------

           Total liabilities                                 903       119,898           -      120,801
                                                        --------    ----------   ---------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                       $361,887    $1,166,865   $ 152,949   $1,681,701
                                                        ========    ==========   =========   ==========

See notes to financial Statements.

McKESSON HBOC, INC.
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2000 AND 1999 (in 000's)

-------------------------------------------------------------------------------------------------------------------------------

                                                                                        2000
                                                      -------------------------------------------------------------------------
                                                               Participant                   Non-Participant
                                                                 Directed                        Directed             Profit-
                                                      ------------------------------   ----------------------------
                                                                         Plan's                                       Sharing
                                                           HBOC         Share of         Company         Company     Investment
                                                           Fund          Master           Stock         Investment      Plan
                                                          Group           Trust           Fund             Fund        Total
ADDITIONS:
 Investment Income:
  Net appreciation (depreciation) in fair value
   of investments                                      $ (40,209)        $  27,510     $ (864,368)     $  21,108     $ (855,959)
  Dividends and interest                                  13,885             9,345          4,644                        27,874
                                                       ---------         ---------     ----------      ---------     ----------

           Total investment income                       (26,324)           36,855       (859,724)        21,108       (828,085)

 Contributions:
  Participants                                            29,497            34,919             49                        64,465
  Employer                                                10,552                            6,226                        16,778
                                                       ---------         ---------     ----------      ---------     ----------
           Total additions                                13,725            71,774       (853,449)        21,108       (746,842)
                                                       ---------         ---------     ----------      ---------     ----------
DEDUCTIONS:
 Benefits paid to participants                            27,674            56,056         26,607         16,361        126,698
 Interest expense                                                                           7,850                         7,850
 Administrative fees                                          72             1,792            109                         1,973
                                                       ---------         ---------     ----------      ---------     ----------
           Total deductions                               27,746            57,848         34,566         16,361        136,521
                                                       ---------         ---------     ----------      ---------     ----------
NET INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS
 BEFORE INTERFUND TRANSFERS                              (14,021)           13,926       (888,015)         4,747       (883,363)

INTERFUND TRANSFERS                                            -            (1,159)         2,099           (940)             -

MERGER OF NET ASSETS AVAILABLE
 FOR BENEFITS:
 HBO & Company Profit Sharing and Savings Plan           253,307                                                        253,307
 RedLine HealthCare Corporation Investment
  Savings Plan                                                              26,919                                       26,919
 CookCo, Inc. 401(k) Plan                                                       58                                           58
 General Medical Corporation Retirement
  Security Plan
                                                       ---------         ---------     ----------      ---------     ----------
NET INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                           239,286            39,744       (885,916)         3,807       (603,079)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning                                                     -           361,887      1,166,865        152,949      1,681,701
                                                       ---------         ---------     ----------      ---------     ----------
 Ending                                                $ 239,286         $ 401,631     $  280,949      $ 156,756     $1,078,622
                                                       =========         =========     ==========      =========     ==========





-------------------------------------------------------------------------------------------------------------------------------

                                                                                  1999
                                                      -------------------------------------------------------------
                                                         Participant            Non-Participant
                                                          Directed                 Directed               Profit-
                                                      -----------------   ----------------------------
                                                           Plan's                                         Sharing
                                                          Share of          Company         Company      Investment
                                                           Master            Stock         Investment       Plan
                                                            Trust            Fund             Fund         Total
ADDITIONS:
 Investment Income:
  Net appreciation (depreciation) in fair value
   of investments                                     $      14,089       $   148,653      $   21,558    $  184,300
  Dividends and interest                                      8,191             9,072           1,289        18,552
                                                      -------------       -----------      ----------    ----------
           Total investment income                           22,280           157,725          22,847       202,852

 Contributions:
  Participants                                               28,325             1,845                        30,170
  Employer                                                                      1,983                         1,983
                                                      -------------       -----------      ----------    ----------
           Total additions                                   50,605           161,553          22,847       235,005
                                                      -------------       -----------      ----------    ----------
DEDUCTIONS:
 Benefits paid to participants                               36,433            61,002          17,709       115,144
 Interest expense                                                               8,520                         8,520
 Administrative fees                                            408             1,190             278         1,876
                                                      -------------       -----------      ----------    ----------
           Total deductions                                  36,841            70,712          17,987       125,540
                                                      -------------       -----------      ----------    ----------

NET INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS
 BEFORE INTERFUND TRANSFERS                                  13,764            90,841           4,860       109,465

INTERFUND TRANSFERS                                          20,357            93,884        (114,241)            -

MERGER OF NET ASSETS AVAILABLE
 FOR BENEFITS:
 HBO & Company Profit Sharing and Savings Plan
 RedLine HealthCare Corporation Investment
  Savings Plan
 CookCo, Inc. 401(k) Plan
 General Medical Corporation Retirement
  Security Plan                                              75,436                                          75,436
                                                      -------------       -----------      ----------    ----------
NET INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                              109,557           184,725        (109,381)      184,901

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning                                                  252,330           982,140         262,330     1,496,800
                                                      -------------       -----------      ----------    ----------
 Ending                                               $     361,887       $ 1,166,865      $  152,949    $1,681,701
                                                      =============       ===========      ==========    ==========

See notes to financial statements.

McKESSON HBOC, INC.
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

        The following brief description of the McKesson HBOC, Inc. Profit-Sharing Investment Plan (the "PSIP" or the "Plan"), formerly the McKesson Corporation Profit-Sharing Investment Plan, is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have three months of service and are regular or part-time employees, or are casual employees working 1,000 hours in a year, of McKesson HBOC, Inc. (the "Company" or "McKesson HBOC") or a participating subsidiary, except those covered by a collectively bargained pension plan. Certain administrative costs incurred by the PSIP are paid by the Company. The Plan is comprised of the following components:

     A. Profit-Sharing Investment Plan

        Merger of HBO & Company Profit Sharing and Savings Plan - During fiscal year 1999, McKesson Corporation completed the acquisition of HBO & Company, Inc. ("HBOC") to form McKesson HBOC, Inc. Effective April 1, 1999, the net assets available for benefits of the HBO & Company Profit Sharing and Savings Plan (the "HBOC Plan") (totalling $253,307,000) were merged into the PSIP. HBOC employees retained their existing investment options and a matching percentage different from other McKesson HBOC employees, and these employees' investments are included in the HBOC Fund.

        Transfers from Other Qualified Plans - Effective November 1, 1999, and March 1, 2000, the assets available for benefits of the CookCo, Inc. 401(k) Plan (totalling $58,000) and the RedLine HealthCare Corporation Investment Savings Plan (totalling $26,919,000), respectively, were merged into the Plan. Effective January 4, 1999, net assets available for benefits of the General Medical Corporation Retirement Security Plan (totalling $75,436,000) were merged into the Plan.

        Contributions - Participants may elect to make basic contributions ranging from 1%-6% of compensation. Participants who make basic contributions of 6% may elect to make supplemental contributions of up to an additional 10% of compensation. A participant's pretax contributions were limited to $10,500 and $10,000 per year for calendar years 2000 and 1999, respectively, and total contributions are limited to the lesser of $30,000 or 25% of taxable compensation per fiscal year. Additional limits may apply to individuals classified as highly compensated employees.

        Effective the last day of each month throughout the fiscal year, participants are credited with matching Company contributions based on a percentage of their basic contributions. An additional annual matching contribution may be granted at the discretion of the Company. For the fiscal year 2000, the matching percentage was 50% of contributed amounts up to the first 6% of contributions for all eligible employees of the McKesson HBOC divisions and subsidiaries, except HBOC.

          For HBOC participants, the Company matched 75% of contributed amounts up to the first 4% contributed. In fiscal 1999, the total matching percentage was 100% of contributed amounts, up to 6% contributed, which was allocated at year end.

          Vesting - Participant contributions are 100% vested at all times. PSIP employer matching contributions become vested annually in 20% increments during the first five years of service.

          Investment Options - Upon enrollment in the PSIP, a participant may direct their contributions in 1% increments to any of the investments offered to the participant's specific employee group within the Plan. The following are descriptions from each fund's prospectus or fund manager's reports:

               Equity Income Fund represents shares of a registered investment company that invests primarily in common stocks.

               S&P 500 Index Fund represents shares of a registered investment company that invests in stocks in the benchmark S&P 500 Index.

               Stable Value Fund represents guaranteed investment contracts and benefit responsive investment contracts.

               Balanced Fund represents shares of a registered investment company that invests 60% in State Street S&P 500 Index Fund and 40% in Lehman Aggregate Bond Index Fund.

               Putnam International Equity Fund represents shares of a registered investment company that invests in discounted stock in targeted foreign countries.

               Wellington Small Cap Fund represents shares of a registered investment company that invests in stocks within the market capitalization range of the Russell 2000 Index.

               Fidelity Retirement Money Market Fund represents shares invested in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers.

               Fidelity Managed Income Portfolio represents shares invested in high-quality fixed and variable rate guaranteed investment contracts ("GICs"), bank investment contracts ("BICs") and similar investments.

               Fidelity Intermediate Bond Fund represents shares invested in upper-medium grade fixed-income obligations, such as corporate debt obligations issued or guaranteed by the U.S. Government; and obligations of U.S. banks, including certificates of deposit and bankers' acceptances.

               Fidelity Asset Manager Fund represents shares invested in stocks, bonds and short-term instruments.

               Fidelity Growth and Income Fund represents shares invested in a combination of equity securities, convertible securities, bonds, futures and options.

               Fidelity Equity Income II Fund represents shares invested in income producing equity securities, and shares invested in domestic and foreign issuers.

               Fidelity Magellan Fund represents shares invested in common stocks and other securities and investments.

               Fidelity Blue Chip Growth Fund invests primarily in common stocks of well known and established domestic and foreign companies.

               Fidelity International Growth and Income Fund invests primarily in foreign securities with a focus on those that pay current dividends and show potential for capital appreciation.

               Templeton Foreign Fund represents shares invested primarily in stocks and debt securities of companies and governments outside of the United States.

               Janus Balanced Fund represents shares invested in both equity and debt securities, normally allocating 40% to 60% of assets to each type of investment.

               McKesson HBOC Stock Fund represents shares invested in Company stock.

          Loans - Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of 50% of such participant's vested account balances, $50,000 or the value of the participant's accounts attributable to basic supplemental and rollover contributions. The loans bear interest at the then current prime rate of interest plus 1%. Contractual interest rates ranged from 8.75% to 9.83% in 2000 and from 8.75% to 9.5% in 1999. Loans may be repaid over a period not to exceed 5 years, except for residential loans which must not exceed a term of 10 years.

          Payment of Benefits - Participants have the right to withdraw the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a cash lump sum. However, participants who became eligible to participate in the Plan prior to April 1, 1999 have the option of receiving a lump sum payment or purchasing an annuity contract. Employees may remain participants in the Participant Directed Funds by electing to receive installment payments or deferring withdrawal until a later date. Effective October 1, 1999, all dividends earned on Company stock are paid directly to the participants.

     B.   Employee Stock Ownership Plans

          General - The Company Stock Fund consists of the Employee Stock Ownership provisions of the Plan ("ESOP"). In fiscal 2000 and 1999, shares from ESOP I, II and III were used to fund all employer's allocations for the year.

               ESOP I(b) - In January 1985, the Company amended the Plan to add a leveraged ESOP for the benefit of persons eligible to participate in the PSIP. In July 1986, the PSIP purchased from the Company 2,000,000 common shares for $30,250,000, financed by a ten-year term loan from a bank, guaranteed by the Company. Additionally, during fiscal 1996, in connection with a reorganization of the Company, the ESOP purchased 1,087,754 additional shares. The Company extended the existing term of the outstanding loan balance from its original maturity in fiscal 1997 to 2005.

               ESOP II - In October 1987, the Company amended the Plan to provide for the purchase of common shares by the ESOP. In conjunction with this amendment, the PSIP purchased from the Company 4,200,000 common shares in 1987 for $54,900,000, financed by a fifteen-year term loan from the Company. Additionally, during fiscal 1996, in connection with a reorganization of the Company, the ESOP purchased 3,036,484 additional common shares.

               ESOP III - In June 1989, the Company amended the Plan to add an additional leveraged ESOP to provide for the PSIP-PLUS allocation. Certain persons who are contributing at least 2% of their total compensation to the PSIP are eligible to participate in PSIP-PLUS. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with a reorganization of McKesson Corporation, all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. The ESOP purchased 6,259,080 additional common shares in fiscal 1996.

          Retirement Share Plan Allocation - Effective January 1, 1997, the Company provides for a Retirement Share Plan Allocation. The Retirement Share Plan Allocation, at the Company's election, may be in cash or shares of Company common stock. The Retirement Share Plan Allocation formula allocates to each eligible participant a percentage of the participant's compensation. Such percentage for each eligible participant will depend on the participant's combined age and years of service, or Retirement Share Plan "points" as defined in the plan document, as of March 31. Employees hired after December 31, 1999, are not eligible for the Retirement Share Plan.

          Contributions and Participants' Accounts - Dividends on unallocated ESOP I and II common shares plus the Company's cash contributions to the ESOP are used to pay the obligations under the ESOP I and II loans. For the ESOP III loan, dividends on all common shares (allocated to PSIP-PLUS and unallocated) plus the Company's cash contributions to the ESOP III are used to pay the obligations under the loan. Under the terms of the loan agreements, the Company is required to make cash contributions to each ESOP to the extent that the dividends are not sufficient to service the debt. The cash contributions amounted to $13,230,825 and $1,982,925 for the years ended March 31, 2000 and 1999, respectively. The Company allocates shares to participants' accounts on the basis of compensation and basic contributions for the plan year. The common stock of the PSIP-PLUS is allocated to eligible participants' accounts on a per capita basis each year for a period of twenty years through fiscal 2010. Employees hired after December 31, 1999, are not eligible for the PSIP-PLUS.

          Vesting - Employees hired after December 31, 1996 become vested in all PSIP allocations after five years of employment. Employees hired on or before December 31, 1996 become vested in PSIP matching contributions and PSIP-PLUS after three years of employment. Generally, 100% vesting is provided for retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company. A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each plan year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees, and other Plan expenses as appropriate.

          Effective April 1, 1999, the Company amended the vesting policy to become a graded scale. Under this amendment, employees are vested annually in 20% increments of the employer contribution during the first five years of service.

          Payment of Benefits - Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participants' beneficiary or, if none, his or her legal representatives), or other termination of employment with the Company.

          Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

          Investments - The cost basis of the McKesson HBOC, Inc. common stock at March 31, 2000 and 1999 was $395,525,625 (18,226,776 shares) and
          $420,049,182 (19,355,177 shares), respectively.

          The following ESOP information regarding the McKesson HBOC, Inc. common shares held is as of March 31, 2000:

                                                 Number of         Fair Value
                                                  Shares            of Shares
             Unallocated                        10,987,221        $230,731,641
             Allocated                           7,239,555         152,030,655
                                                ----------        ------------

             Total                              18,226,776        $382,762,296
                                                ==========        ============

     C.   Company Investment Fund

          General - Prior to May 29, 1998, the Company Investment Fund was invested primarily in a diversified portfolio of debt and equity securities. In May 1998, the fund was changed to offer only two fund choices, the S&P 500 Index II Fund and the Lehman Aggregate Bond Index Fund. Participants with balances in the liquidated funds were required to transfer their investments to either of the two remaining funds or Company stock. The Company Investment Fund no longer allows for contributions to these funds.

          Vesting - Participants become vested in the Company Investment Fund in the same manner as they become vested in the ESOP. Each plan year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees, and other Plan expenses as appropriate.

          Payment of Benefits - Distributions from the Company Investment Fund are made only upon participant retirement, death (in which case, payment shall be made to the participant's beneficiary, or, if none, his or her legal representatives), or other termination of employment with the Company. Distributions may be made in cash or Company stock.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting, except that distributions to participants are recorded when paid.

     Cash Equivalents - The Company considers all highly liquid debt instruments purchased with remaining maturities of less than three months to be cash equivalents.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - Investments are stated at fair value which is based on independent valuations or publicly quoted market prices, except for investments in the Stable Value Fund which are stated at contract value (or cost), plus accrued interest. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. McKesson HBOC, Inc. common shares are valued at quoted market prices on March 31, 2000 and March 31, 1999.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

     New Accounting Pronouncement - For the plan year ended March 31, 2000, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result, the Plan's financial statements do not include by-fund disclosures. The prior year financial statements have been reclassified to conform to the new presentation.

     Reclassification - Certain amounts in the 1999 Statement of Net Assets Available for Benefits have been reclassified to conform with the 2000 presentation.

3.   McKESSON HBOC, INC. PROFIT-SHARING MASTER TRUST

     The McKesson HBOC, Inc. Profit-Sharing Master Trust (the "Master Trust") includes the following funds: Equity Income Fund, S&P 500 Index Fund, Stable Value Fund, Balanced Fund, Putnam International Equity Fund, and the Wellington Small Cap Fund. The Master Trust maintains separate accounts for each participating plan in each fund invested. The assets of the Master Trust are held by Chase Manhattan Bank, N.A. Global Securities Services ("The Trustee"). Short-term investments included in the Master Trust earn interest at a current short-term market rate. At March 31, 2000 and 1999, the Plan's ownership interest in the Master Trust overall was 93.93% and 98.40%, respectively. The Master Trust assets consisted of the following at March 31, 2000 and 1999 (in thousands):

                                                                                Plan's                Plan's
                                                                               Ownership             Ownership
                                                                        2000        %          1999       %
Equity Income Fund:
 Cash and cash equivalents                                           $  5,370              $ 10,145
 Investments in stock                                                 101,910                91,416
 Accrued income                                                            44
 Interfund balances                                                   (18,829)               (1,074)
 Contribution receivable                                                1,230                 1,433
 Trade payables                                                        (1,181)                 (903)
                                                                     --------              --------

           Total Equity Income Fund                                    88,544     91.55%    101,017   97.85%

S&P 500 Index Fund:

 Commingled funds                                                     152,062               121,224
 Interfund balances                                                    17,132                 1,041
                                                                     --------              --------

           Total S&P 500 Index Fund                                   169,194     95.34%    122,265   99.23%

Stable Value Fund:
 Cash and cash equivalents                                             17,292                 5,113
 Investment contracts                                                  80,101                88,854
 Accrued income                                                           408                   477
 Interfund balances                                                       790                   208
                                                                     --------              --------

           Total Stable Value Fund                                     98,591     90.48%     94,652   97.12%

Balanced Fund:
 Commingled funds                                                      24,557                18,966
 Interfund balances                                                       (44)                  431
                                                                     --------              --------

           Total Balanced Fund                                         24,513     98.32%     19,397  100.00%

Putnam International Equity Fund:
 Commingled funds                                                      14,520                 7,042
 Interfund balances                                                       980                    37
                                                                     --------              --------

           Total Putnam International Equity Fund                      15,500     98.15%      7,079  100.00%

Wellington Small Cap Fund:
 Commingled funds                                                      18,001                10,312
 Interfund balances                                                       968                  (154)
                                                                     --------              --------

           Total Wellington Small Cap Fund                             18,969     97.49%     10,158   99.41%

Participant Loans                                                      12,264    100.00%     13,216  100.00%
                                                                     --------              --------

Total Master Trust Assets                                            $427,575     93.93%   $367,784   98.40%
                                                                     ========              ========


The Stable Value Fund contains benefit-responsive guaranteed investment contracts with several insurance companies carried at contract value plus accrued interest totaling $43,868,479 and $47,681,687 at March 31, 2000 and 1999, respectively. The guaranteed rates range from 6.08% to 8.38% and the contracts mature at various dates through September 2004. The Stable Value Fund also includes synthetic investment contracts which are benefit-responsive and are carried at contract value plus accrued interest totaling $39,177,808 and $41,649,241 at March 31, 2000 and 1999, respectively. Contract crediting rates ranged from 5.16% to 7.01% at March 31, 2000. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain of the contracts contain limitations on contract value guarantees for liquidation other than to pay benefits. The contracts mature at various dates through April 2004. The Plan's investment guidelines require these contracts to be with companies rated AA- or better, with no more than $20 million or 25% of the pool invested with one issuer.

4.   INVESTMENTS

     The recorded values of individual investments that represent 5% or more of the Plan's net assets at March 31, 2000 and 1999 were as follows (in thousands):

                                                       2000             1999

       Equity Income Fund                           $ 94,429        $   89,382
       S&P 500 Index Fund                            144,180           120,279
       Stable Value Fund                              70,713            91,243
       S&P 500 Index II Fund                         131,419           121,885
       Fidelity Magellan Fund                         65,006                 -
       McKesson HBOC, Inc. common stock              415,315         1,277,442

5.   ESOP PROMISSORY NOTES PAYABLE

     The ESOP I(b) promissory note supporting the July 1986 stock purchase is payable to Wells Fargo Bank in increasing annual installments (ranging from 2% to 3% of original principal) over an 18-year term beginning in fiscal 1987 through fiscal 2005 (Note 1,B). The interest rate is the London Interbank Offered Rate ("LIBOR") plus .4%, with an option to the Plan to fix the LIBOR rate for a period ranging from 1 month to 1 year. On March 31, 2000, the interest rate was 6.56%, and the outstanding balance was $4,190,142 ($4,878,125 at March 31, 1999). The note is guaranteed by the Company, without recourse to the participants' accounts, and is collateralized by 734,138 unallocated shares of McKesson HBOC, Inc. common stock remaining from 3,087,754 shares.

     The ESOP II promissory note is payable to the Company in increasing annual installments (ranging from 4% to 11% of original principal) over a fifteen-year term beginning in fiscal 1988 through fiscal 2003. The interest rate is 77.5% of the prime rate or 89.08% of LIBOR, with an option to the borrower to fix the LIBOR rate for a period ranging from 1 month to 1 year. On March 31, 2000, the interest rate was 5.46%, and the outstanding balance was $16,491,960 ($21,202,380 at March 31, 1999). This note is collateralized by 3,191,263 unallocated shares of McKesson HBOC, Inc. common stock remaining from 7,236,484 shares.

     The ESOP promissory note supporting the ESOP III purchase is payable to the Company in increasing annual installments (ranging from 3% to 8% of original principal) plus interest at 8.6% over a twenty-year term beginning in fiscal 1990 through fiscal 2010. On March 31, 2000, the outstanding balance of the note was $71,240,925 ($75,935,878 at March 31, 1999). This note is collateralized by 6,423,925 unallocated shares of McKesson HBOC, Inc. common stock remaining from 11,699,994 shares.

     Future minimum principal payments required on the ESOP notes are as follows (in thousands):

       2001                                                             $10,925
       2002                                                              11,823
       2003                                                              12,802
       2004                                                               7,465
       2005                                                               8,102
       Thereafter                                                        40,806
                                                                        -------

       Total                                                            $91,923
                                                                        =======

6.    LINE OF CREDIT

      In 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. in order to refinance a portion of the principal payable under the ESOP loans. The line of credit was obtained in order to reduce the number of shares necessary to fund the employee benefits. The Plan released only the shares required to fund the annual ESOP benefits. The interest rate is the LIBOR rate multiplied by the applicable LIBOR adjustment. The loans mature on June 1, 2009. At March 31, 2000 and 1999, interest rates ranged from 5.26% to 5.46% and 4.4% to 4.98% on the outstanding balances of $8,000,000 and $13,500,000, respectively. The loans are collateralized by 637,895 and 1,346,219 shares of unallocated McKesson HBOC, Inc. common stock at March 31, 2000 and 1999.

      The Internal Revenue Service ("IRS") has indicated it is currently unable to issue a ruling in regard to the refinancing agreement. If the IRS does not approve the refinancing, the Plan will release the shares and allocate them to participants as originally scheduled.

7.    TAX STATUS

      The IRS has determined and informed the Company by letter dated October 27, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been restated (effective April 1, 1999) since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

8.    PLAN TERMINATION

      The Company's Board of Directors reserves the right to terminate the Plan. If termination should occur, all participants will immediately vest and each would receive a distribution equal to his or her vested account balance, and the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation was insufficient to satisfy the notes payable, the Company would fund the difference.

9.    PENDING LITIGATION

      On November 24, 1999, an action entitled Chang v. McKesson HBOC, Inc. et al. (No. C-00-20030 RMW) was filed in the U.S. District Court, Northern District of California. The action is purportedly brought on behalf of the Plan and its participants against the Company, the Plan fiduciaries and Chase Manhattan Bank as trustee of the Plan. The complaint alleges violations of the Employee Retirement Income Security Act of 1974 arising out of the decline in the stock price of McKesson HBOC, Inc. which followed the Company's announcement on April 28, 1999 regarding accounting improprieties at HBOC. Plan management does not believe it is feasible to predict or determine the outcome or resolution of these proceedings, or to estimate the potential impact to the Plan with respect to these proceedings.

                                    ******

McKESSON HBOC, INC.
PROFIT-SHARING INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MARCH 31, 2000 (in 000's)
--------------------------------------------------------------------------------

Investment                                            Units           Fair Value

Fidelity Retirement Money Market Fund             11,230             $   11,230
Fidelity Managed Income Portfolio Fund             2,801                  2,801
Fidelity Intermediate Bond Fund                      423                  4,126
Fidelity Asset Manager Fund                          433                  8,245
Fidelity Growth & Income Fund                      1,119                 52,939
Fidelity Equity Income II Fund                       427                 11,549
Fidelity Magellan Fund                               454                 65,006
Fidelity Blue Chip Growth Fund                       503                 32,018
Fidelity International Growth & Income Fund           98                  2,981
Templeton Foreign Fund                               284                  3,012
Janus Balanced Fund                                  270                  6,541
McKesson HBOC, Inc. Common Stock                  19,777                415,315
S&P 500 Index Fund II                                519                131,419
Lehman Aggregate Bond Index Fund                   2,067                 25,862
HBOC Fund Group Participant Loans                      -                  3,430
Plan's Share of Master Trust                           -                377,491
                                                                     ----------
Total                                                                $1,153,965
                                                                     ==========

McKESSON HBOC, INC.
PROFIT-SHARING INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED MARCH 31, 2000
-----------------------------------------------------------------------

None noted.

                                   SIGNATURES
                                   ----------



  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              McKesson HBOC, Inc. Profit-Sharing
                              Investment Plan



                              By: /s/ William A. Armstrong
                                      ------------------------
                                      William A. Armstrong


DATE: September 27, 2000